Exhibit 99.1

Westport Appoints Brenda Eprile to Board of Directors

VANCOUVER, Oct. 25, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  today announced that Ms. Brenda Eprile has been appointed to the company's Board of Directors, effective October 24, 2013. The appointment of Ms. Eprile, who was previously a member of Westport's Advisory Board, increases the number of directors from eight to nine.

"Brenda brings extensive financial experience and acumen to the Westport Board," said John Beaulieu, Chairman of Westport. "Her familiarity with Westport as a former Advisory Board member and her deep understanding of public companies are valuable to us as we continue to grow and our business evolves."

Ms. Eprile has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of risk and regulatory issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. Ms. Eprile was a Partner at Deloitte from 1998 to 2000, and created a regulatory advisory practice for the Canadian member firm of Deloitte focusing on public companies and financial services firms.  Ms. Eprile had a distinguished career as a securities regulator in Canada from 1985 to 1997, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit staff member at Coopers and Lybrand serving a variety of industry sectors including financial services, consumer electronics, and heavy industry. Ms. Eprile is a CPA, CA and has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the Chair of the Board of Canada's National Ballet School.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom. visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:10e 25-OCT-13